UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Mondelez International, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

609207105

(CUSIP Number)

Stephen Fraidin

Steve Milankov

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

212-813-3700

With a Copy to:

Richard M. Brand

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, NY 10281

212-504-5757

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 609207105	Page 2

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 120,265,238
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 120,265,238
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,265,238
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (1)
14	TYPE OF REPORTING PERSON IA

(1)	Calculated based on 1,611,307,164 shares of Class A common stock, no par value, of Mondelez International, Inc., outstanding as of July 24, 2015, as reported in Mondelez International, Inc.’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2015.

13D

CUSIP No. 609207105	Page 3

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 120,265,238
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 120,265,238
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,265,238
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (2)
14	TYPE OF REPORTING PERSON OO

(2)	Calculated based on 1,611,307,164 shares of Class A common stock, no par value, of Mondelez International, Inc., outstanding as of July 24, 2015, as reported in Mondelez International, Inc.’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2015.

13D

CUSIP No. 609207105	Page 4

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 120,265,238
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 120,265,238
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,265,238
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (3)
14	TYPE OF REPORTING PERSON IN

(3)	Calculated based on 1,611,307,164 shares of Class A common stock, no par value, of Mondelez International, Inc., outstanding as of July 24, 2015, as reported in Mondelez International, Inc.’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2015.

13D

CUSIP No. 609207105	Page 5

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (“Schedule 13D”) relates to the Class A common stock, no par value (the “Common Stock”), of Mondelez International, Inc., a Virginia corporation (the “Issuer”). The principal executive offices of the Issuer are located at: Three Parkway North, Deerfield, Illinois, 60015.

The Reporting Persons (as defined below) beneficially own an aggregate of 120,265,238 shares of Common Stock (the “Subject Shares”), which number includes: (i) 5,464,238 shares of Common Stock; (ii) 64,801,000 shares of Common Stock underlying forward purchase contracts; and (iii) 50,000,000 shares of Common Stock underlying American-style call options.

The Subject Shares represent approximately 7.5% of the issued and outstanding shares of Common Stock of the Issuer based on 1,611,307,164 shares of Common Stock outstanding as of July 24, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 31, 2015 for the quarterly period ended June 30, 2015.

ITEM 2.	IDENTITY AND BACKGROUND

(a), (f) This statement is being filed by:

(i)	Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”);

(ii)	PS Management GP, LLC, a Delaware limited liability company (“PS Management”); and

(iii)	William A. Ackman, a citizen of the United States of America (together with Pershing Square and PS Management, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of August 6, 2015, a copy of which is attached hereto as Exhibit 99.1.

(b) The address of the principal office of each of the Reporting Persons is 888 Seventh Avenue, 42nd Floor, New York, New York 10019.

(c) Pershing Square’s principal business is to serve as investment advisor to certain affiliated funds, including Pershing Square, L.P., a Delaware limited partnership (“PS”), Pershing Square II, L.P., a Delaware limited partnership (“PS II”), Pershing Square International, Ltd., a Cayman Islands exempted company (“PS International”) and Pershing Square Holdings, Ltd., a limited liability company incorporated in Guernsey (“PSH”, and together with PS, PS II, and PS International, the “Pershing Square Funds”).

PS Management’s principal business is to serve as the sole general partner of Pershing Square.

The principal occupation of William A. Ackman is to serve as the Chief Executive Officer of Pershing Square and the managing member of PS Management.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

13D

CUSIP No. 609207105	Page 6

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funding for the transactions pursuant to which the Reporting Persons obtained beneficial ownership of the Subject Shares was derived from the respective capital of the Pershing Square Funds, and from the proceeds they received from writing, and in certain cases, unwinding, the various derivatives described below.

The Pershing Square Funds purchased 5,464,238 shares of Common Stock for aggregate consideration (including brokerage commission) of $234,618,315.

The Pershing Square Funds entered into over-the-counter forward purchase contracts, certain of which were unwound generating net proceeds of $44,759,500. The remaining forward purchase contracts provide for the purchase of 64,801,000 shares of Common Stock for a net purchase price of $2,503,854,669 (less rebate amounts for early settlement).

The Pershing Square Funds purchased both listed and over-the-counter American-style call options referencing 50,000,000 shares of Common Stock for aggregate consideration of $424,023,175.

The Pershing Square Funds wrote and unwound out-of-the-money, over-the-counter European-style put options referencing forward purchase contracts providing for the purchase of shares of Common Stock (the “OTC Puts”) for net consideration of $13,587,325. Each OTC Put had an expiration date of July 27, 2015.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons believe that the Issuer’s Common Stock is undervalued and is an attractive investment.

The Reporting Persons intend to engage in discussions with the Issuer and Issuer’s management and board of directors, other stockholders of the Issuer and other interested parties that may relate to the business, operations (including cost structure), assets, capitalization, financial condition, management, governance and board composition and strategic plans of the Issuer (including, but not limited to, potential mergers, acquisitions, divestitures, or a sale of the Issuer).

The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including but not limited to the solicitation of proxies, and may discuss such actions with the Issuer and Issuer’s management and the board of directors, other stockholders of the Issuer and other interested parties.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings relating to the Issuer, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

13D

CUSIP No. 609207105	Page 7

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a), (b) Information about the number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by reference herein.

Pershing Square, as the investment adviser to the Pershing Square Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, PS Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. By virtue of William A. Ackman’s position as the Chief Executive Officer of Pershing Square and managing member of PS Management, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, William A. Ackman may be deemed to be a beneficial owner of the Subject Shares.

(c) Exhibit 99.2, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in the Common Stock or derivatives relating to Common Stock that were effected in the past 60 days by the Reporting Persons for the benefit of the Pershing Square Funds. Except as set forth in Exhibit 99.2 attached hereto, no reportable transactions were effected by any Reporting Person within the last 60 days.

(d) The Pershing Square Funds have the right to receive dividends from, and the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D. No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As of August 6, 2015, the Pershing Square Funds own 64,801,000 over-the-counter forward purchase contracts having a net purchase price of $2,503,854,669 (less rebate amounts for early settlement). The counterparty to such over-the-counter forward purchase contracts is Nomura International PLC (“Nomura”). The forward purchase contracts’ maturity dates range from March 29, 2017 to August 2, 2017 and the forward prices range from $37.07 to $46.59.

The Pershing Square Funds purchased from Nomura over-the-counter American-style call options referencing the shares of Common Stock. The Pershing Square Funds also purchased listed American-style call options referencing the shares of Common Stock. Together, the listed and over-the-counter American-style call options reference 50,000,000 shares of Common Stock for an aggregate consideration of $424,023,175. The call options’ expiration dates range from March 3, 2017 to June 28, 2017 and the strike prices range from $36.64 to $41.39.

None of the forward purchase contracts or the options gives the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer.

The foregoing summary of the over-the-counter forward purchase contracts and the over-the-counter call options is qualified in its entirety by reference to the actual language of such contracts, the forms of which are filed as Exhibits 99.3, 99.4 and 99.5, and which are incorporated herein by reference. Supplemental financial terms of these contracts are detailed in Exhibit 99.2 for transactions in the last 60 days.

Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

13D

CUSIP No. 609207105	Page 8

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1	Joint Filing Agreement, dated as of August 6, 2015, among Pershing Square Capital Management, L.P., PS Management GP, LLC and William A. Ackman.

Exhibit 99.2	Trading data.

Exhibit 99.3	Form of Forward Purchase Contract.

Exhibit 99.4	Form of Call Option Contract.

Exhibit 99.5	Form of Amendment to Forward Purchase Contract.

13D

CUSIP No. 609207105	Page 9

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 6, 2015	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

	By:	PS Management GP, LLC, its General Partner

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

13D

CUSIP No. 609207105	Page 10

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of August 6, 2015, among Pershing Square Capital Management, L.P., PS Management GP, LLC and William A. Ackman.

Exhibit 99.2	Trading data.

Exhibit 99.3	Form of Forward Purchase Contract.

Exhibit 99.4	Form of Call Option Contract.

Exhibit 99.5	Form of Amendment to Forward Purchase Contract.